Exhibit 12.1

EQT MIDSTREAM PARTNERS, LP

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	March 31,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
	(Thousands)
Earnings
Income from continuing operations before income taxes	$22,230	$68,437	$53,396	$33,271	$24,632	$16,156
Plus: fixed charges	4,363	11,895	6,062	5,446	5,732	6,311
Minus: capitalized interest (allowance for borrowed funds used during construction)	(95)	(1,683)	(758)	(45)	(353)	(428)
Total Earnings	$26,498	$78,649	$58,700	$38,672	$30,011	$22,039

Fixed Charges
Interest expense	$4,204	$9,955	$5,050	$5,164	$5,187	$5,489
Plus: capitalized interest (allowance for borrowed funds used during construction)	95	1,683	758	45	353	428
Plus: estimated interest component of rental expense	64	257	254	237	192	394
Fixed Charges	$4,363	$11,895	$6,062	$5,446	$5,732	$6,311

Ratio of earnings to fixed charges	6.07x	6.61x	9.68x	7.10x	5.24x	3.49x

For purposes of calculating the ratios, earnings consist of:
income from continuing operations before income taxes; plus fixed charges; and minus capitalized interest (allowance for borrowed funds used during construction).

For purposes of calculating the ratios, fixed charges consist of:
interest expense; plus capitalized interest (allowance for borrowed funds used during construction); and plus the estimated interest portion of rental expense.